UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File No. 0-53646

Novicius Corp.,
(formerly: Intelligent Content Enterprises Inc.)
(Translation of Registrant’s name into English)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

TABLE OF CONTENTS

1.	Novicius Corp., Notice of Change of Auditor dated November 6, 2017 as filed on Sedar on November 15, 2017.

2.	Schwartz Levitsky Feldman llp letter dated November 7, 2017 as filed on Sedar on November 15, 2017.

3.	Novicius Corp., Second Notice of Change of Auditor dated November 14, 2017 as filed on Sedar on November 20, 2017.

4.	MNP LLP letter dated November 17, 2017 as filed on Sedar on November 20, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

November 22, 2017	NOVICIUS CORP.

	By:	/s/ James Cassina
	Name:	James Cassina
	Title:	Chief Financial Officer

Item 1

NOTICE OF CHANGE OF AUDITOR

TO:	Schwartz Levitsky Feldman, LLP

Ontario Securities Commission

Canadian Securities Exchange

Novicius Corp. (the “Company”) gives the following notice in accordance with Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) as follows:

(1)	Schwartz Levitsky Feldman, LLP, Chartered Accountants (“SLF”) tendered their resignation, upon their own initiative, as auditors of the Company effective November 1, 2017;

(2)	The resignation of SLF has been considered by the Board of Directors of the Company;

(3)	SLF has not expressed any modified opinions on the Company’s financial statements for the fiscal years ended August 31, 2016 and August 31, 2015;

(4)	There have been no “reportable events” (as such term is defined in NI 51-102).

DATED November 6, 2017.

NOVICIUS CORP.

“James Cassina”
Per: James Cassina, Chief Financial Officer

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

Item 2

Schwartz Levitsky Feldman llp

CHARTERED ACCOUNTANTS

LICENSED PUBLIC ACCOUNTANTS

TORONTO • MONT REAL

SLF

November 7, 2017

Ontario Securities Commission

Canadian Securities Exchange

Dear Sirs/Mesdames:

Re: Novicius Corp. (Formerly “Intelligent Content Enterprises Inc”) (“the Company”) Notice of Change of Auditors

Pursuant to National Instrument 51-102, we have read the Company’s Notice of Change of Auditors dated November 6, 2017 (the "Notice"). Based on our knowledge of the information as of the date of this letter, we agree with each statement in the Notice as it pertains to Schwartz Levitsky Feldman LLP.

Yours sincerely,

SCHWARTZ LEVITSKY FELDMAN LLP

Chartered Accountants

Licensed Public Accountants

/s/ Schwartz Levitsky Feldman Llp

cc: Novicius Corp.

2300 Yonge Street, Suite 1500, Box 2434

Toronto, Ontario M4P 1E4

Tel : 416 785 5353

Fax: 416 785 5663

  Item 3

NOTICE OF CHANGE OF AUDITOR

TO:	MNP, LLP

Schwartz Levitsky Feldman, LLP

Ontario Securities Commission

Canadian Securities Exchange

Novicius Corp. (the “Company”) gives the following notice in accordance with Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) as follows:

(1)	Schwartz Levitsky Feldman, LLP, Chartered Accountants (“SLF”) tendered their resignation, upon their own initiative, as auditors of the Company effective November 1, 2017; and the directors of the Corporation on November 14, 2017 have appointed MNP LLP, Chartered Accountants, as successor auditors in their place;

(2)	The resignation of SLF has been considered by the Board of Directors of the Company and the appointment of MNP, LLP Chartered Accountants in their place have been approved by the Board of Directors of the Corporation;

(3)	SLF has not expressed any modified opinions on the Company’s financial statements for the fiscal years ended August 31, 2016 and August 31, 2015;

(4)	There have been no “reportable events” (as such term is defined in NI 51-102).

DATED November 14, 2017.

NOVICIUS CORP.

“James Cassina”
Per: James Cassina, Chief Financial Officer

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

Item 4

MNPLLP

November 17, 2017

Ontario Securities Commission

Canadian Securities Exchange

RE:	Novicius Corp. (Fomerly “Intelligent Content Enterprises Inc.”) (“the Company”)

Notice of Change of Auditors

Dear Sirs/Mesdames:

Pursuant to National Instrument 51-102, we have read the Company’s Notice of Change of Auditors dated November 14, 2017 (the "Notice"). Based on our knowledge of the information as of the date of this letter, we agree with each statement in the Notice as it pertains to MNP LLP.

Yours truly,

/s/ MNP LLP

MNP LLP

cc. Novicius Corp.

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